IBOS, INC.

4879 E. La Palma Ave.

Suite 201

Anaheim, CA 92807

Via EDGAR Electronic Submission

          October 5, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:

iBOS, Inc.

Amendment No. 4 to Registration Statement on Form S-1

File No.  333-161365

Dear Mr. Owings,

We hereby transmit for filing Amendment No. 4 to our Registration Statement on Form S-1, File No. 333- 161365.

In addition, this cover letter is being filed on EDGAR in response to the September 2, 2010, Staff’s comment letter to us, in connection with our above referenced S-1 filing.  Responses to the comments contained in your comment letter follow the response numbers below.

1.

In response to comment number 1, we have updated the financial statements and related financial information to comply with Rule 8-08 of Regulation S-X.

2.

In response to comment number 2, we have changed the language presenting the table under the Selling Stockholders section on page 15 to state that it is as of the date of the Prospectus.

3.

In response to comment number 3, we have revised the analysis of change in revenues on page 25 to correctly quantify the change as a 13.6% decrease.

4.

In response to comment number 4, we have included disclosure in the Operating Expenses section on page 26 to discuss the change in our income tax expense. The Company recorded the minimum state tax provision of $800 for the State of California for the fiscal year ended March 31, 2010 and 2009, or $1,600 in aggregate during the fiscal year ended March 31, 2010.  The state minimum tax was not recorded during the fiscal year ended March 31, 2009 due to immateriality.

5.

In response to comment number 5, we have revised discussion of the changes in net cash provided by (used in) operating activities on page 27.

6.

In response to comment number 6, we have disclosed in the Liquidity and Capital Resources section on page 28 that the current burn rate is approximately $4,000 per month.  We believe the $50,000 raise will then support the company’s $4,000 per month cash burn, if unchanged, for 12 months.

7.

In response to comment number 7, we have added disclosure on page 7 to clarify that the “complex network infrastructure” is owned by our third party vendor.

8.

In response to comment number 8, we have revised the financial statement notes to present all previous revisions from past amendments, including the two mentioned in your comment, in this Amendment #4.

Please do not hesitate to contact the undersigned at (650) 521-6893 or our securities counsel, Frank J. Hariton, Esq. at (914) 674-4737 should you have any questions about the contents of this comment response letter or the Amendment No. 4 to our Registration Statement on Form S-1.

Sincerely,

/s/ Deepak Danavar

Deepak Danavar

Chief Executive Officer

iBOS, Inc.